FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


            Treasury Building, Lower Grand Street, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F    /X/                     Form 40-F   / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

             Yes      / /                          No    /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes    / /                            No   /X/


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                                      -2-


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes       / /                         No     /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).



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                                  EXHIBIT LIST

  Exhibit     Description

    99.1      Press release dated April 12, 2005 titled:
              TYSABRI(R) two-year monotherapy data support positive one-year efficacy findings and show significant reduction in risk of disability progression. Data presented at American Academy of Neurology meeting.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ELAN CORPORATION, plc

                                   By:   /s/ William F. Daniel
                                         --------------------------
                                         William F. Daniel
                                         Company Secretary

Date: April 12, 2005

                                                                   Exhibit 99.1



For More Information Contact:
MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra or
Ph: 617 914 6524                          Brian McGlynn
                                          Ph: 212 407 5740
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



     TYSABRI(R) TWO-YEAR MONOTHERAPY DATA SUPPORT POSITIVE ONE-YEAR EFFICACY
         FINDINGS AND SHOW SIGNIFICANT REDUCTION IN RISK OF DISABILITY
                                   PROGRESSION

             Data Presented at American Academy of Neurology Meeting

Cambridge, MA and Dublin, Ireland - April 12, 2005 -Two-year data from the AFFIRM Phase III monotherapy trial presented today for the first time, showed that treatment with TYSBARI(R) (natalizumab) led to a significant reduction in disability progression, the rate of clinical relapses and brain lesions in patients with relapsing forms of multiple sclerosis (MS). These data were presented at the 57th annual American Academy of Neurology (AAN) meeting in Miami Beach, FL.

AFFIRM met all primary and secondary endpoints, including disability progression and relapse rate. TYSABRI treatment was also associated with a low level of immunogenicity.

TYSABRI treatment led to a 42 percent (p=0.0002) reduction in the risk of disability progression compared to placebo. TYSABRI also reduced the rate of clinical relapses by 67 percent (p<0.0001) compared to placebo, which was sustained and consistent with the previously reported one-year results.


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On February 28, 2005, Biogen Idec and Elan Corporation, plc announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. This decision was based on reports of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan's comprehensive safety evaluation concerning TYSABRI and any possible link to PML is ongoing. The results of this safety evaluation will be discussed with regulatory agencies to determine possible re-initiation of dosing in clinical trials and future commercial availability.

"While an evaluation is underway to better understand recent developments with TYSABRI, these data confirm the efficacy of TYSABRI on clinical relapse and define its impact on disability progression," said Chris Polman, MD, PhD, lead investigator of the AFFIRM study, professor of Neurology at Free University Medical Centre, and clinical and scientific director of the Multiple Sclerosis Centre at the VU Medical Centre, Amsterdam. "Disability progression is an important consideration in managing MS. The efficacy of TYSABRI underscores its importance for MS patients."

Results From Two-Year AFFIRM
AFFIRM is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide, evaluating the effect of TYSABRI on the progression of disability as measured by at least a one-point increase on the Expanded Disability Status Scale (EDSS) sustained for three months, and the rate of clinical relapses. Progression of disability is a sustained change that has a long-term impact on a patient's functional and ambulatory performance. Patients in AFFIRM were randomized to receive either a 300 mg IV infusion dose of TYSABRI (n=627) or placebo (n=315) every four weeks.

Disability
TYSABRI-treated patients were less likely to experience progression of disability. The risk of disability progression sustained for three months was reduced by 42 percent relative to placebo (p=0.0002), the two-year primary endpoint. Additionally, after two years, 29 percent of placebo-treated patients had progressed, while only 17 percent of TYSABRI-treated patients progressed, representing a 41 percent reduction in the proportion of patients progressing (p<0.0001).

TYSABRI also slowed the progression of disability as demonstrated by the mean Multiple Sclerosis Functional Composite (MSFC) score. The MSFC consists of three tests that evaluate ambulation, upper extremity dexterity and cognitive function.

A pre-defined sensitivity analysis of the primary endpoint defined progression as at least a one-point increase on the EDSS sustained for six months. Using this definition, the risk of disability progression was reduced by 54 percent with TYSABRI treatment.

Relapse Rate
Data also demonstrated a 67 percent reduction in the rate of clinical relapses relative to placebo (p<0.0001) over two years, which was sustained and consistent with the previously reported one-year results. The annualized relapse rate was 0.22 for TYSABRI-treated patients compared to 0.67 for placebo-treated patients. The proportion of patients who remained relapse free was 67 percent in the TYSABRI-treated group compared to 41 percent in the placebo-treated group (p<0.0001).


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MRI measures
MRI analysis examining different types of brain lesions is used in the initial diagnosis of MS and is a marker of ongoing and previous disease activity and damage. TYSABRI treatment resulted in sustained and statistically significant reductions in the number and volume of gadolinium enhancing, T2-hyperintense and T1-hypointense lesions compared to placebo. The pre-specified secondary endpoint MRI measures were the volume of T2-hyperintense lesions and the number of new T1-hypointense lesions.

Over two years, there was a significant difference in the burden of disease as measured by change in T2-hyperintense lesion volume. Placebo-treated patients experienced an increase in burden of disease while TYSABRI-treated patients had a decrease. In addition, TYSABRI demonstrated a 76 percent reduction in the mean number of new T1-hypointense lesions compared to placebo.

AFFIRM Safety Summary
The two-year adverse event profile in AFFIRM was consistent with previously reported one-year results. Common events included headache, fatigue, urinary tract infection, depression, lower respiratory tract infection, limb and joint pain, and pharyngitis. The rate and incidence of infections in TYSABRI-treated and placebo-treated patients were similar. Serious infections occurred in 3.2 percent and 2.6 percent of TYSABRI-treated and placebo-treated patients, respectively. TYSABRI has also been associated with hypersensitivity reactions, including serious systemic reactions that occurred at an incidence of less than 1 percent of patients.

Immunogenicity
All biologics have the potential to induce antibody formation. Analysis of the two-year data from the AFFIRM study indicated a low level of immunogenicity associated with TYSABRI. Patients were tested for antibodies every 12 weeks. Antibodies were detected in approximately 9 percent of patients at least once during treatment, with 6 percent of patients remaining persistently positive. Persistently positive antibodies were associated with a substantial decrease in efficacy and an increase in certain infusion-related adverse events. Almost all patients who tested positive for antibodies did so within the first 12 weeks of treatment.

"We believe in the significant therapeutic benefit of TYSABRI in MS, a disease with high unmet need," said Burt Adelman, MD, executive vice president, Development, Biogen Idec. "Biogen Idec and Elan are working diligently to evaluate extensive data from our clinical trials, consulting with leading experts and with regulatory agencies throughout this process. We hope to define a path forward for this product, and our future steps, as always, will be guided by our commitment to people living with MS."

"We are very encouraged by the two-year results which support the efficacy of TYSABRI in MS," said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan. "Patient safety is our top priority, and we are working closely with the regulatory agencies to define the appropriate benefit-risk profile for TYSABRI as a new option to treat MS."

About TYSABRI
Biogen Idec and Elan are collaborating equally on the development of TYSABRI in MS, Crohn's disease, and rheumatoid arthritis. On February 28, 2005, Biogen Idec and Elan

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announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. Worldwide regulatory agencies are being kept informed of developments related to TYSABRI.

Information about TYSABRI, including the voluntary suspension of marketing, U.S. prescribing information and support services, is available through a single toll-free number (1-800-456-2255), and via www.TYSABRI.com.

About Multiple Sclerosis
MS is a chronic disease of the central nervous system that affects approximately 400,000 people in North America and more than one million people worldwide. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis.

About Biogen Idec
Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential for TYSABRI. These statements are based on the companies' current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance, for example, that the serious adverse events discussed above were not caused by TYSABRI, that there are not or will not be more such serious adverse events or that we will be able to gain sufficient information to fully understand the risks associated with the product. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. For more detailed information on the risks and uncertainties associated with TYSABRI and the companies' drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.




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